Exhibit 99.1

MakeMyTrip Limited Announces Acquisition of Majority Interest in ITC Group

New Delhi and New York, November 26, 2012 - MakeMyTrip Limited (Nasdaq:MMYT), India’s leading online travel company and the parent company of MakeMyTrip (India) Private Limited and MakeMyTrip.com Inc. today announced that it acquired an effective majority equity interest in a group of companies known as the “ITC Group”. The ITC Group comprises of International Tour Center Co. Ltd., ITC Bangkok Co. Ltd. and ITC South Co. Ltd. Pursuant to the transaction documents signed with the ITC Group and its existing shareholders, MakeMyTrip paid USD 2.2 million to the existing shareholders for the sale of their shares in the ITC Group and paid USD 1 million for the subscription of new shares in the ITC Group. MakeMyTrip will also acquire the remaining shares of the ITC Group from the existing shareholders in cash, payable in four tranches, over an earn-out period ending December 2016, at such price based on valuation linked to the future profitability of the ITC Group.

ITC Group is a well-established hotel aggregator and tour operator for Thailand. The ITC Group has relationships with a number of hotels and other local vendors in Thailand to provide hotel reservations, excursion tours and other travel related services for inbound and outbound travellers in Thailand and the South East Asia region. The acquisition will help MakeMyTrip further expand its presence in Thailand, a key market for its outbound holidays business, by establishing more direct hotel relationships in the country.

Thailand is an important outbound travel destination from India and has accounted for approximately one million Indian visitors this year. Airlines in India, including low cost carriers, are aligning their fleet for direct flights from various cities in India to Thailand. MakeMyTrip believes that these developments are positioning travel and tourism to Thailand for strong growth by making travel to the country easily accessible and affordable to the middle class in India.

About MakeMyTrip Limited and MakeMyTrip.com

MakeMyTrip Limited (the “Company”) is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company and MakeMyTrip.com Inc. The Company’s services and products include air tickets, domestic and international holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary website, www.makemytrip.com, and other technology-enhanced platforms, the company provides access to all major domestic full-service and low-cost airlines operating in India, all major airlines operating to and from India, over 10,300 hotels and guesthouses in India and a wide selection of hotels outside India, Indian Railways and several major Indian bus operators.

For further information, please contact:

Jonathan Huang MakeMyTrip Limited Director of Investor Relations +1 (646) 405-1311 jonathan.huang@makemytrip.com